Registration Categories

Categories	
	SWAP DEALER REGISTERED
	NFA MEMBER APPROVED

Business Information

Name	SOCIETE GENERALE S A
Form of Organization	CORPORATION
Country	FRANCE
Federal EIN	521128875

Business Address

Street Address 1	17 COURS VALMY
City	PARIS LA DÉFENSE
Zip/Postal Code	92987 CEDEX
Country	FRANCE
Phone Number	+44 2076766384
Fax Number	Not provided
Email	CPLE-SWAPDEALER-WORLD@SGCIB.COM
Website/URL	HTTPS://WHOLESALE.BANKING.SOCIETEGENERALE.COM/
CRD/IARD ID	Not provided

Other Names

SG ENERGY IN DECOMMISSION MODE
DBA NOT IN USE

SG OR SOC GEN
DBA NOT IN USE

SGCIB SG CORPORATE & INVESTMENT BANK
DBA NOT IN USE

SGSS SG SECURITIES SERVICES
DBA NOT IN USE

SOCGEN
DBA IN USE

Location of Business Records

Street Address 1	PLEASE SEE ADDENDUM
Street Address 2	17 COURS VALMY
City	PARIS LA DEFENSE
Zip/Postal Code	92987 CEDEX
Country	FRANCE

U.S. Address for Production of Business Records

Office Of	SOCIETE GENERALE NEW YORK BRANCH
Street Address 1	245 PARK AVENUE
City	NEW YORK
State	NEW YORK
Zip/Postal Code	10167

Principal Information

Individual Information

NFA ID	0568105
Name	ALVEAR TRENOR, LEOPOLDO MIGUEL
TItle(s)	CHIEF FINANCIAL OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	01-16-2025

NFA ID	0571551
Name	ARNOLD, INGRID HELEN
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	06-27-2025

NFA ID	0573497
Name	BARLOW, LAURA JANE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	11-11-2025

NFA ID	0519751
Name	CONNELLY, WILLIAM LEON ALFRED
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	05-29-2019

NFA ID	0520793
Name	CONTAMINE, JEROME MARIE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	05-29-2019

NFA ID	0520775
Name	COTE, DIANE

TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	05-29-2019

NFA ID	0557520
Name	DE RUFFRAY, BENOIT MARIE ROBERT
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	08-22-2023

NFA ID	0557768
Name	EKMAN, ULRIKA MARIA MAGARETA
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	09-15-2023

NFA ID	0532453
Name	FLEURY, ALEXANDRE DARIUS
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	10-05-2021

NFA ID	0579054
Name	FURSE, CLARA HEDWIG FRANCES
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	06-30-2026

NFA ID	0457015
Name	HOUSSAYE, FRANCE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	07-15-2013

NFA ID	0571548

Name	KLEIN, OLIVIER JEAN
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	06-26-2025

NFA ID	0493911
Name	KRUPA, SLAWOMIR
TItle(s)	CHIEF EXECUTIVE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	10-27-2021

NFA ID	0537036
Name	LANDON, STEPHANE
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	03-29-2021

NFA ID	0497529
Name	LATTUADA, CHRISTOPHE BERNARD
TItle(s)	HEAD OF BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	03-24-2022

NFA ID	0531188
Name	MESSEMER, ANNETTE HILDEGARD
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	07-01-2020

NFA ID	0504872
Name	MUSTAPHA, HATEM
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	06-08-2023

NFA ID	0543268
Name	POUPART LAFARGE, HENRI
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	01-04-2022

NFA ID	0543230
Name	PRAUD, JOHAN AMAURY
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	10-14-2021

NFA ID	0536723
Name	SIMON BARBOUX, GREGOIRE
TItle(s)	CHIEF COMPLIANCE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	02-10-2021

NFA ID	0559684
Name	VOIMENT, ALAIN ARNAUD
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	12-05-2023

NFA ID	0543267
Name	WETTER, SEBASTIEN MICHEL JACQUES MARIE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	10-14-2021

Holding Company Information

Not provided

Principal Name and Financial Interest

Viewed on October 19, 2026

NFA ID 0244282 SOCIETE GENERALE S A

Non-U.S. Regulator Information

List of Non-U.S. Regulator(s) During The Past Five Years

Country	Regulator Name
AUSTRALIA	AUSTRALIAN PRUDENTIAL REGULATION AUTHORITY
AUSTRALIA	AUSTRALIAN SECURITIES AND INVESTMENTS COMMISSION (ASIC)
AUSTRIA	FINANCIAL MARKET AUTHORITY
BELGIUM	NATIONAL BANK OF BELGIUM
FRANCE	AUTORITÉ DES MARCHÉS FINANCIERS (AMF)
TURKEY	BANKING REGULATION AND SUPERVISION AGENCY OF TURKEY
TAIWAN (CHINESE TAIPEI)	BANKING BUREAU
FRANCE	AUTORITE DE CONTROLE PRUDENTIEL ET DE RESOLUTION (ACPR)
GERMANY	BUNDESANSTALT FÜR FINANZDIENSTLEISTUNGSAUFSICHT (BAFIN)
HONG KONG	SECURITIES & FUTURES COMMISSION
HONG KONG	HONG KONG MONETARY AUTHORITY
INDIA	RESERVE BANK OF INDIA
IRELAND	CENTRAL BANK OF IRELAND
ITALY	COMMISSIONE NAZIONALE PER LE SOCIETA E LA BORSA (CONSOB)
ITALY	BANK OF ITALY
JAPAN	FINANCIAL SERVICES AGENCY
NETHERLANDS	DUTCH CENTRAL BANK
POLAND	POLISH FINANCIAL SUPERVISION AUTHORITY
REPUBLIC OF KOREA	BANK OF KOREA
SINGAPORE	MONETARY AUTHORITY OF SINGAPORE
SPAIN	COMISIÓN NACIONAL DEL MERCADO DE VALORES (CNMV)
SWEDEN	THE SWEDISH FINANCIAL SUPERVISORY AUTHORITY
SWITZERLAND	SWISS FINANCIAL MARKET SUPERVISORY AUTHORITY (FINMA)
TAIWAN (CHINESE TAIPEI)	FINANCIAL SUPERVISORY COMMISSION
TURKEY	CAPITAL MARKETS BOARD
UNITED ARAB EMIRATES	DUBAI FINANCIAL SERVICES AUTHORITY
UNITED	FINANCIAL CONDUCT AUTHORITY (FCA)

KINGDOM	
UNITED KINGDOM	PRUDENTIAL REGULATION AUTHORITY (PRA)

Disciplinary Information - Criminal Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE QUESTIONS ON THIS PAGE MUST BE ANSWERED "YES" EVEN IF:

- ADJUDICATION OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR
- THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR
- A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR
- THE RECORD WAS EXPUNGED OR SEALED; OR
- A PARDON WAS GRANTED.

THE QUESTIONS MAY BE ANSWERED "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

For each matter that requires a "Yes" answer to Questions A, B or C below, a Criminal Disclosure Matter Page (DMP) must be filed using NFA's DMP Filing System that requests:

- who was involved;
- when it occurred;
- what the allegations were;
- what the final determination was, if any; and
- the date of the determination.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the charges;
- the classification of the offense, i.e., felony or misdemeanor;
- the plea, sentencing and probation information, as applicable;
- the final disposition; and
- a summary of the circumstances surrounding the criminal matter.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question A

Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

No

Question B

Has the firm ever pled guilty to or been convicted or found guilty of any misdemeanor in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or
- violation of sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986; or
- violation of sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code; or
- any transaction in or advice concerning futures, options, leverage transactions or securities?

No

Question C

Is there a charge pending, the resolution of which could result in a "Yes" answer to the above questions?

No

Disciplinary Information - Regulatory Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Questions D, E, F, G, H or I below, a Regulatory DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;
- when it occurred;
- what the allegations were;
- what the final determination was, if any;
- the date of the determination; and
- a summary of the circumstances surrounding the regulatory matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and
- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question D

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has a court ever permanently or temporarily enjoined the firm after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

No

Question E

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been found, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any investment-related statute or regulation thereunder; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person; or
- have failed to supervise another person's activities under any investment-related statute or regulation thereunder?

Yes

Question F

Has the firm ever been debarred by any agency of the U.S. from contracting with the U.S.?

No

Question G

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

No

Question H

Are any of the orders or other agreements described in Question G currently in effect against the firm?

No

Question I

Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?

No

Online Registration System

Disciplinary Information - Regulatory Disclosure Matter Summary

NFA ID 0244282 SOCIETE GENERALE S A

To add a Disclosure Matter Page (DMP), click the Add DMP button. To view or update a current DMP, click the link in the Date DMP Filed column. To delete an "In Process" DMP, click the Delete button in the Action column.

To view the historical versions of DMPs, click the link in the Prior Filing(s) column if applicable.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

+ Add DMP

Current Regulatory Disclosure Matter Summary (5 DMPs)

100 entries per page

Search:

Question(s)	DMP Number	Date DMP Filed	Matter Name	Case Status	Date	Prior Filing(s)	Action
E	20854	04/11/2025	FINANCIAL SERVICES COMMISSION (FSC) (KOREA) 2025-69	FINAL	3/2025		
E	14717	06/10/2024	U.S. ATORNEY'S OFFICE OF THE SOUTHERN DISTRICT OF NEW YORK NA	FINAL	11/2018	12/19/2018	
E	17857	10/25/2021	AUTORITE DES MARCHES FINANCIERS (AMF) TRA-2017-09	FINAL	4/2017		

Question(s)	DMP Number	Date DMP Filed	Matter Name	Case Status	Date	Prior Filing(s)	Action
E	17855	10/25/2021	AUTORITE DES MARCHES FINANCIERS (AMF) SAN-2016-01	FINAL	1/2016		
	14720	12/18/2012	SEE ADDENDUM				

Archived Regulatory Disclosure Matter Summary

There are currently no archived DMPs.

Online Registration System

Disciplinary Information - Firm Regulatory Disclosure Matter Page

NFA ID 0244282 - SOCIETE GENERALE S A

All the DMP section data has been loaded.

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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Disclosure Questions

Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

Check the question(s) you are disclosing the regulatory action under: Show Questions

☐ D ☑ E ☐ F ☐ G ☐ H ☐ I

Regulatory Case Information

REGULATORY INFORMATION

Regulatory/Civil Action initiated by:
NON-U.S. REGULATOR Name of Regulatory Body: FINANCIAL SERVICES COMMISSION (FSC)(KOREA)

CASE INFORMATION

Case Number: 2025-69
Case Status: FINAL
Date Resolved:MARCH 2025

Were any of the following sanctions imposed?:

Other: ADMINISTRATIVE PENALTY

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

The FSC issued a final notice of penalty against Societe Generale, finding that between October 12, 2021 and December 23, 2022, Societe Generale violated short sell regulations under Article 180, Paragraph 1, Item 1 of the Financial Investment Services and Capital Markets Act, Article 429-3, Paragraph 1 of the same Act, Article 379, Paragraph 2 of the Enforcement Decree of the same Act, Article 25, Paragraph 3, and Appendix 2 of the Capital Market Investigation Business Regulations, by submitting a short sell order for 27,784 shares in three stocks without owning or covering the shares. Societe Generale was fined KRW 758,500,000(approximately $520,000).

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, and .txt document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Online Registration System

Disciplinary Information - Firm Regulatory Disclosure Matter Page

NFA ID 0244282 - SOCIETE GENERALE S A

All the DMP section data has been loaded.

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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Disclosure Questions

Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

Check the question(s) you are disclosing the regulatory action under: Show Questions

☐ D ☑ E ☐ F ☐ G ☐ H ☐ I

Regulatory Case Information

REGULATORY INFORMATION

Regulatory/Civil Action initiated by:
STATE AGENCY Name of Regulatory Body: U.S. ATORNEY'S OFFICE OF THE SOUTHERN DISTRICT OF NEW YORK

CASE INFORMATION

Case Number: NA
Case Status: FINAL
Date Resolved:NOVEMBER 2018

Were any of the following sanctions imposed?:
Other: SETTLEMENT

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

In November 2018, Société Générale entered into agreements with certain U.S. law enforcement and regulatory agencies (the "U.S. Agencies") to resolve the U.S. Agencies' investigations regarding the Bank's historical compliance with U.S. economic sanctions laws and regulations (the "November 2018 Settlements"). The U.S. Agencies comprise the U.S. Department of the Treasury's Office of Foreign Assets Control ("OFAC"), the U.S. Attorney's Office of the Southern District of New York ("SDNY"), the New York County District Attorney's Office ("DANY"), the Board of
Governors of the Federal Reserve System and the Federal Reserve Bank of New York (together, the "Federal Reserve"), and the New York State Department of Financial Services ("NYDFS"). Under the terms of the November 2018 Agreements, SG agreed to pay penalties totaling approximately $1.34 billion (€1.2 billion) to the U.S. Agencies.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, and .txt document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Description	Uploaded File
DPA DESCRIPTION	upload.pdf

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Online Registration System

Disciplinary Information - Firm Regulatory Disclosure Matter Page

Regulatory Case Information

REGULATORY INFORMATION

Regulatory/Civil Action initiated by: NON-U.S. REGULATOR Name of Regulatory Body: AUTORITE DES MARCHES FINANCIERS (AMF)

CASE INFORMATION

Case Number: TRA-2017-09 Case Status: FINAL

Date Resolved:APRIL 2017

Were any of the following sanctions imposed?: Other: CEASE AND DESIST AND CIVIL MONETARY PAYMENT

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

In the Matter of SG SA, TRA-2017-09 (April 5 2017): SOCIETE GENERALE entered into a settlement agreement with the The French Autorité des Marchés Financiers ("AMF") following a March 2015 audit related to SG's independent research and financial analysis activities dated March 2015. The AMF alleged, with respect to a limited number of samples tested, that SG:
(i) Failed to include, certain required information in its research notes or that the latter contained erroneous statements, non-factual statements and were not systematically reviewed by Compliance in violation of AMF articles 313-27, 315-1, 315-3, 315-5, 315-6 and 315-7
(ii) Failed to implement a supervision framework, procedure and controls to mitigate non-compliance risks with the AMF regulation on the topic in violation of AMF articles 313-1, 313-2 and 313-3
(iii) Failed to adequately manage confidential information in the context of its investment research activity in violation of AMF articles 313-2 and 315-16.
A. Who was involved: AMF Commission
B. When it occurred: March 20, 2015
C. What the allegations were: See above
D. Final determination, if any: monetary payment of 450.000 euros
E. Date of the determination: April 5, 2017
F. Summary of the circumstances: See above, this disclose item relates to Question E on the Form 7-R

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, and .txt document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Description	Uploaded File
TRA-2017-09 - ACCORD DE COMPOSITION ADMINISTRATIVE CONCLU LE 5 AVRIL 2017 AVEC LA SOCIETE GENERALE	TRA201709 Accord de composition administrative conclu le 5 avril 2017 avec la Societe Generale.pdf

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NFA ID 0244282 - SOCIETE GENERALE S A

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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Disclosure Questions

Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

Check the question(s) you are disclosing the regulatory action under: Show Questions

☐ D ☑ E ☐ F ☐ G ☐ H ☐ I

Regulatory Case Information

REGULATORY INFORMATION

Regulatory/Civil Action initiated by: NON-U.S. REGULATOR Name of Regulatory Body: AUTORITE DES MARCHES FINANCIERS (AMF)

CASE INFORMATION

Case Number: SAN-2016-01 Case Status: FINAL

Date Resolved:JANUARY 2016

Were any of the following sanctions imposed?: Other: CEASE AND DESIST AND CIVIL MONETARY PENALTY

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

In the Matter of SG SA, SAN-2016-01 (January 11, 2016): The French Autorité des Marchés Financiers ("AMF") Sanction Commission alleged that, from January 1, 2008 through June 30, 2010, SG
(i) failed to, directly or through its external provider, report to the AMF or other European regulators at least 61 million transactions and misreported to the AMF and others European regulators a number of transactions details, in violation of the French monetary code (articles L. 533-9 and L. 621-7-1) as well as AMF regulations and
(ii) failed to implement an adequate supervision framework for its delegated reporting in violation of the French monetary code (L. 533-10 and L. 313-1 to 313-3) and AMF regulations. The AMF Commission on Sanction ordered, in a decision issued on January 11, 2016, SG to pay a monetary fine of 2.000.000 euros for a breach of its transaction reporting obligations to the regulators under the MIF regulation as transposed in French law. The decision is published on the AMF website.

A. Who was involved: AMF Sanction Commission
B. When it occurred: 1st November 2007 through 30 June 2010
C. What the allegations were: under-reporting of transactions, misreporting of transaction details and lack of supervision of third-party provider for delegated reporting.
D. Final determination, if any: monetary penalty of 2 million euros.
E. Date of the determination: January 11, 2016

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, and .txt document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Description	Uploaded File
SAN-2016-01-DECISION-DE-LA-COMMISSION-DES-SANCTIONS-DU-11-JANVIER-2016	san201601decisiondelacommissiondessanctionsdu11janvier2016.pdf

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Online Registration System

Disciplinary Information - Firm Regulatory Disclosure Matter Page

NFA ID 0244282 - SOCIETE GENERALE S A

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

Back to Summary Amend

Disclosure Questions

Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

Check the question(s) you are disclosing the regulatory action under: Show Questions

☐ D ☐ E ☐ F ☐ G ☐ H ☐ I

Regulatory Case Information

REGULATORY INFORMATION

Regulatory/Civil Action initiated by:
Name of Regulatory Body:

CASE INFORMATION

Case Number:
Case Status:
Were any of the following sanctions imposed?:

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

THE INFORMATION RESPONSIVE TO QUESTIONS D, E AND G ("DISCIPLINARY INFORMATION - REGULATORY DISCLOSURES") ON PAGE 20 OF SG'S FORM 7-R HAS BEEN SUBMITTED BY THE APPLICANT IN A SEPARATE ADDENDUM, WHICH HAS BEEN SENT VIA E-MAIL TO NFA.FUTURES.ORG. DUE TO THE APPLICANT'S LENGTHY EXISTENCE (IN ITS ORIGINAL FORM, THE APPLICANT WAS FORMED IN 1864), THE APPLICANT HAS NOT PROVIDED RESPONSES TO ANY QUESTIONS IN THIS APPLICATION, INCLUDING QUESTIONS D, E AND G, WITH RESPECT TO EVENTS OCCURRING PRIOR TO 2007 (OTHER THAN AS OTHERWISE INDICATED). IN ADDITION, DUE TO THE APPLICANT'S GLOBAL SCOPE AND LARGE SIZE, THE APPLICANT ALSO HAS ONLY DISCLOSED MATTERS THAT HAVE PREVIOUSLY BEEN DISCLOSED PUBLICLY BY (OR ABOUT) THE APPLICANT EITHER IN ITS 2012 REGISTRATION DOCUMENT ("DOCUMENT DE RÉFÉRENCE," FILED WITH THE AUTORITÉ DES MARCHÉS FINANCIERS ("AMF") ON MARCH 2, 2012), SINCE THE DATE OF SUCH FILING OR OTHERWISE. MOREOVER, APPLICANTS ANSWERS TO QUESTIONS IN THIS APPLICATION, INCLUDING QUESTIONS D, E AND G, ONLY RELATE TO ACTIVITIES THAT OCCURRED IN SOCIETE GENERALE ITSELF AND NOT IN ITS SUBSIDIARIES OR AFFILIATES.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, and .txt document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Disciplinary Information - Financial Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Question J below, a Financial DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;
- when it occurred;
- what the allegations were;
- what the final determination was, if any;
- the date of the determination; and
- a summary of the circumstances surrounding the financial matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and
- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question J

Has the firm ever been the subject of an adversary action brought by a U.S. bankruptcy trustee?

Yes

Disciplinary Information - Firm Financial Disclosure Matter Page

United States Bankruptcy Court (USBC) location where the related bankruptcy case was filed:

Case Number:

ADVERSARY CASE INFORMATION

Court where the adversary action was filed:

Court Location:

Case Number of Adversary Action:

Adversary Action Status:

Comments

Use this field to provide a summary of the circumstances leading to the adversary action as well as status/disposition details.

THE INFORMATION RESPONSIVE TO QUESTION J ("DISCIPLINARY INFORMATION -FINANCIAL DISCLOSURES") ON PAGE 20 OF SG'S FORM 7-R HAS BEEN SUBMITTED BY THE APPLICANT IN A SEPARATE ADDENDUM, WHICH HAS BEEN SENT VIA E-MAIL TO NFA.FUTURES.ORG. DUE TO THE APPLICANT'S LENGTHY EXISTENCE (IN ITS ORIGINAL FORM, THE APPLICANT WAS FORMED IN 1864), THE APPLICANT HAS NOT PROVIDED RESPONSES TO ANY QUESTIONS IN THIS APPLICATION, INCLUDING QUESTION J, WITH RESPECT TO EVENTS OCCURRING PRIOR TO 2007 (OTHER THAN AS OTHERWISE INDICATED). IN ADDITION, DUE TO THE APPLICANT'S GLOBAL SCOPE AND LARGE SIZE, THE APPLICANT HAS ASSUMED A MATERIALITY THRESHOLD FOR PROVIDING ANSWERS TO THIS INCLUDING QUESTION J OF $30 MILLION. THE APPLICANT ALSO HAS ONLY DISCLOSED MATTERS THAT HAVE PREVIOUSLY BEEN DISCLOSED PUBLICLY BY (OR ABOUT) THE APPLICANT EITHER IN ITS 2012 REGISTRATION DOCUMENT ("DOCUMENT DE RÉFÉRENCE," FILED WITH THE AUTORITÉ DES MARCHÉS FINANCIERS ("AMF") ON MARCH 2, 2012), SINCE THE DATE OF SUCH FILING OR OTHERWISE. MOREOVER, APPLICANT'S ANSWERS TO QUESTIONS IN THIS APPLICATION, INCLUDING QUESTION J, ONLY RELATE TO ACTIVITIES THAT OCCURRED IN SOCIETE GENERALE ITSELF AND NOT IN ITS SUBSIDIARIES OR AFFILIATES.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes the complaint and the final disposition for each adversary action.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, and .txt document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Registration Contact Information

First Name	SANA
Last Name	HOUARI
Title	SENIOR COMPLIANCE OFFICER
Street Address 1	ONE BANK STREET
City	LONDON
Zip/Postal Code	E14 4SG
Country	UNITED KINGDOM
Phone	+44 20 76766384
Email	SANA.HOUARI@SOCGEN.COM

Enforcement/Compliance Communication Contact Information

First Name	JOHN
Last Name	DRISCOLL
Title	DIRECTOR OF LITIGATION
Street Address 1	245 PARK AVENUE
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10167
Country	UNITED STATES
Phone	212-278-5491
Email	JOHN.DRISCOLL@SGCIB.COM

First Name	SANA
Last Name	HOUARI
Title	SENIOR COMPLIANCE OFFICER
Street Address 1	ONE BANK STREET
City	LONDON
Zip/Postal Code	E14 4SG
Country	UNITED KINGDOM
Phone	+44 20 76766384
Email	SANA.HOUARI@SOCGEN.COM

Membership Information

Indicate the category in which the Member intends to vote on NFA membership matters. SWAP DEALER

U.S. Regulator Information

Is the firm currently regulated by any of the regulators listed below? Yes

THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM
THE SECURITIES AND EXCHANGE COMMISSION

Membership Contact Information

Membership Contact

First Name	SANA
Last Name	HOUARI
Title	SENIOR COMPLIANCE OFFICER
Street Address 1	ONE BANK STREET
City	LONDON
Zip/Postal Code	E14 4SG
Country	UNITED KINGDOM
Phone	+44 20 76766384
Email	SANA.HOUARI@SOCGEN.COM

Accounting Contact

First Name	GUILLAUME
Last Name	DEPAUW
Street Address 1	17 COURS VALMY
City	PARIS
Zip/Postal Code	92897
Country	FRANCE
Phone	+33 1 58 98 22 92
Email	GUILLAUME.DEPAUW@SGCIB.COM

Arbitration Contact

First Name	JOHN
Last Name	DRISCOLL
Title	DIRECTOR OF LITIGATION
Street Address 1	245 PARK AVENUE
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10167
Country	UNITED STATES
Phone	212-278-5491
Email	JOHN.DRISCOLL@SGCIB.COM

Compliance Contact

First Name	SANA
Last Name	HOUARI
Title	SENIOR COMPLIANCE OFFICER
Street Address 1	ONE BANK STREET
City	LONDON
Zip/Postal Code	E14 4SG
Country	UNITED KINGDOM
Phone	+44 20 76766384
Email	SANA.HOUARI@SOCGEN.COM

Chief Compliance Officer Contact

First Name	GREGOIRE
Last Name	SIMON BARBOUX
Title	CHIEF COMPLIANCE OFFICER
Street Address 1	17 COURS VALMY
City	PARIS
Zip/Postal Code	92987
Country	FRANCE
Phone	+33 1 42 13 12 22
Email	GREGOIRE.SIMON-BARBOUX@SOCGEN.COM

Online Registration System

Branch Office Manager List

NFA ID 0244282 Enter **SOCIETE GENERALE S A**

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